GAE 4.564-13
December 19, 2013

Itaú Unibanco Holding S.A.
Investor Relations Officer
Alfredo Egydio Setubal

Dear Sirs,

We request clarifications by December 20, 2013 at the latest on a news report published by the Estado – Broadcast news agency on December 19, 2013, entitled “Itaú signed a preliminary agreement for the acquisition of Corpbanca”, in addition to other information deemed as material.

This request comes within the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011. Failure to meet the requirements under this agreement could render this company subject to a penalty by the CVM’s Corporate Relations Office – SEP pursuant to the provision of CVM Instruction 452/07.

Sincerely,

Nelson Barroso Ortega
Companies’ Monitoring Unit
BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange

c.c.	CVM – Securities and Exchange Commission of Brazil Fernando Soares Vieira – Corporate Relations Officer Waldir de Jesus Nobre – Trading and Markets Supervision Officer

São Paulo-SP, December 20, 2013.

BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange
Companies Monitoring Unit
São Paulo-SP

Dear sirs,

Reference: Request for Clarifications – GAE 4.564-13

Further to the Official Letter from the Companies’ Monitoring Unit of BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (GAE 4.564-13),  and in view of the report published on December 19, 2013 by the Estado – Broadcast news agency entitled “Itau signed a preliminary agreement for the acquisition of Corpbanca”, Itaú Unibanco Holding S.A. (“Company”) wishes to clarify: that pursuant to the Announcement to the Market of December 11, 2013, it has been holding discussions with Corpbanca,  a bank with its registered offices and operations in Chile and a subsidiary in Colombia with a view to an association of the operations of the Company and Corpbanca in the aforementioned countries.

The Company points out that it continues to take part in a competitive process organized by Corpbanca and that to date, contrary to the new agency report, no preliminary agreement has been signed. Furthermore, Corpbanca published an announcement on December 19, 2013 informing that it has not signed any agreement either preliminary or final with third parties in this context.

Itaú Unibanco wishes to notify that it will make public the results of the negotiations immediately upon their conclusion.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

fls. 2
Alfredo Egydio Setubal
Investor Relations Officer

c.c.	CVM – Securities and Exchange Commission of Brazil Fernando Soares Vieira – Corporate Relations Officer Waldir de Jesus Nobre – Trading and Markets Supervision Officer